UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Airbnb, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

009066101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons SLP Constellation Aggregator II, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,026,804*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,026,804*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,026,804*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 1.43%†
12.	Type of Reporting Person (See Instructions) PN

*	See Item 4.
†	See Item 4.

1.	Names of Reporting Persons SLP V Aggregator GP, L.L.C.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,026,804*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,026,804*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,026,804*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 1.43%†
12.	Type of Reporting Person (See Instructions) OO

*	See Item 4.
†	See Item 4.

1.	Names of Reporting Persons Silver Lake Partners V, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 814,250*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 814,250*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 814,250*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.23%†
12.	Type of Reporting Person (See Instructions) PN

*	See Item 4.
†	See Item 4.

1.	Names of Reporting Persons Silver Lake Technology Investors V, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,805*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,805*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,805*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.003%†
12.	Type of Reporting Person (See Instructions) PN

*	See Item 4.
†	See Item 4.

1.	Names of Reporting Persons Silver Lake Technology Associates V, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,850,859*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,850,859*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,850,859*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 1.67%†
12.	Type of Reporting Person (See Instructions) PN

*	See Item 4.
†	See Item 4.

1.	Names of Reporting Persons SLTA V (GP), L.L.C.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,850,859*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,850,859*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,850,859*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 1.67%†
12.	Type of Reporting Person (See Instructions) OO

*	See Item 4.
†	See Item 4.

1.	Names of Reporting Persons Silver Lake Group, L.L.C.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 10,358*
	6.	Shared Voting Power 5,850,859*
	7.	Sole Dispositive Power 10,358*
	8.	Shared Dispositive Power 5,850,859*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,861,217*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 1.67%†
12.	Type of Reporting Person (See Instructions) OO

*	See Item 4.
†	See Item 4.

Item 1(a).	Name of Issuer

Airbnb, Inc.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

888 Brannan Street

San Francisco, California 94103

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	SLP Constellation Aggregator II, L.P., a Delaware limited partnership (“SLP Constellation II”)

(ii)	SLP V Aggregator GP, L.L.C., a Delaware limited liability company (“SLP V Aggregator”)

(iii)	Silver Lake Partners V, L.P., a Delaware limited partnership (“SLP V”)

(iv)	Silver Lake Technology Investors V, L.P., a Delaware limited partnership (“SLTI V”)

(v)	Silver Lake Technology Associates V, L.P., a Delaware limited partnership (“SLTA V”)

(vi)	SLTA V (GP), L.L.C., a Delaware limited liability company (“SLTA V GP”)

(vii)	Silver Lake Group, L.L.C., a Delaware limited liability company (“SLG”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A common stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number

009066101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Schedule 13G incorporated by reference in its entirety into this Item 4.

SLP Constellation II directly holds 1,059,408 shares of Class A Common Stock and warrants to purchase an additional 3,967,396 shares of Class A Common Stock acquirable upon exercise of Warrants directly held by the Reporting Person. SLP V directly holds 814,250 shares of Class A Common Stock, SLTI V directly holds 9,805 shares of Class A Common Stock, and Silver Lake Group, L.L.C. directly holds 10,358 shares of Class A Common Stock. The Reporting Persons may be deemed to beneficially own an aggregate of 5,861,217 shares of the Issuer’s Class A Common Stock (including 3,967,396 shares of Class A Common Stock issuable upon exercise of the warrants), representing approximately 1.67% of the issued and outstanding shares of the Issuer’s Class A Common Stock. This percentage of beneficial ownership is based on 346,824,025 shares of Class A Common Stock reported outstanding in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2021, plus an additional 3,967,396 shares of Class A Common Stock that would be acquired if the warrants held by the Reporting Persons were fully exercised.

The shares of Class A Common Stock beneficially owned represent approximately 0.92% of the total common stock of the Issuer, representing approximately 0.10% of the total voting power of all common stock. These percentages of beneficial ownership are based on 639,356,323 total shares of common stock, including 350,791,421 shares of Class A Common Stock, 279,364,902 shares of Class B Common Stock and 9,200,000 shares of Class H Common Stock. The total for Class A Common Stock is calculated from the reported amount of shares outstanding in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2021, plus an additional 3,967,396 shares of Class A Common Stock that would be acquired if the warrants held by the Reporting Persons were fully exercised.

(b)	Percent of Class:

See responses to Item 11 on each cover page and Item 4(a) above.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page and Item 4(a) above.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page and Item 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page and Item 4(a) above.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page and Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class

On May 7, 2021, the Reporting Persons ceased to beneficially own 5% or more of the issuer’s Class A.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

SLP CONSTELLATION AGGREGATOR II, L.P.

By:	SLP V Aggregator GP, L.L.C.
Its:	General Partner

By:	Silver Lake Technology Associates V, L.P.
Its:	Managing Member

By:	SLTA V (GP), L.L.C.
Its:	General Partner

By:	Silver Lake Group, L.L.C.
Its:	Managing Member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLP V Aggregator GP, L.L.C.

By:	Silver Lake Technology Associates V, L.P.
Its:	Managing Member

By:	SLTA V (GP), L.L.C.
Its:	General Partner

By:	Silver Lake Group, L.L.C.
Its:	Managing Member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Partners V, L.P.

By:	Silver Lake Technology Associates V, L.P.
Its:	Managing Member

By:	SLTA V (GP), L.L.C.
Its:	General Partner

By:	Silver Lake Group, L.L.C.
Its:	Managing Member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Technology Investors V, L.P.

By:	Silver Lake Technology Associates V, L.P.
Its:	Managing Member

By:	SLTA V (GP), L.L.C.
Its:	General Partner

By:	Silver Lake Group, L.L.C.
Its:	Managing Member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Technology Associates V, L.P.

By:	SLTA V (GP), L.L.C.
Its:	General Partner

By:	Silver Lake Group, L.L.C.
Its:	Managing Member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLTA V (GP), L.L.C.

By:	Silver Lake Group, L.L.C.
Its:	Managing Member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Group, L.L.C.

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

EXHIBIT LIST

Exhibit 1	Joint Filing Agreement, dated as of February 12, 2021, as filed as Exhibit 1 to the Schedule 13G filed on February 12, 2021, and incorporated by reference.